June 23, 2020

Lisa N. Larkin, Esq.

Senior Counsel

Chad Eskildsen

Staff Accountant

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Centre Funds - File Nos. 333-238739 and 811-22545

Dear Ms. Larkin and Mr. Eskildsen:

Centre Funds (the "Registrant") on May 27, 2020 (the “Filing Date”) filed a registration statement on Form N-14 under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) (the “N-14”) regarding the reorganization of the Centre Active U.S. Treasury Fund (the “Treasury Fund”) into the Centre Global Infrastructure Fund (the “Infrastructure Fund”), each a separate series of the Trust (the “Reorganization”). Mr. Eskildsen on June 5, 2020, provided verbal comments on the N-14 to Joshua Hinderliter who received those comments on behalf of the Registrant. Separately, Ms. Larkin on June 12, 2020, provided verbal comments on the N-14 to Mr. Hinderliter who received those comments on behalf of the Registrant.

Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Terms used and not defined herein shall have the meanings assigned to them in the N-14.

1.	Comment: In the answer to question 6 of the Q&A, please specify that the net expense ratios of the Infrastructure Fund are subject to an expense limitation agreement that expires on July 21, 2020.

Response: The answer to question 6 has been revised as follows (red text indicates additional disclosure added):

As part of the Reorganization and conditional upon the reorganization being approved by shareholders, the Adviser has agreed to lower its advisory fee from 0.90% to 0.85% on the Infrastructure Fund; the advisory fee rate of the Treasury Fund is 0.40%. The expense ratios for the Infrastructure Fund are expected to be higher than the corresponding expense ratios of the Treasury Fund after the Reorganization and the potential for improved performance may not outweigh the increased expenses. The current net expense ratios for Investor Class and Institutional Class shares of the Infrastructure Fund are 1.25% and 1.00%, respectively. The net expense ratios of the Infrastructure Fund are subject to an expense limitation agreement that expires on July 21, 2020. The net expense ratios of Investor Class and Institutional Class shares of the Treasury Fund were 1.11% and 0.67%, respectively, and the gross expense ratios of Investor Class shares and Institutional Class shares of the Treasury Fund were 1.37% and 1.13%, respectively, for the fiscal year ended September 30, 2019. The pro forma net expense ratios of Investor Class shares and Institutional Class shares of the Infrastructure Fund are expected to be 1.37% and 1.14%, respectively, and the pro forma gross expense ratios of Investor Class shares and Institutional Class shares are expected to be 1.83% and 1.55%, respectively. Centre has entered into a written expense limitation agreement under which it has agreed to reduce its advisory fees and/or reimburse other expenses of the Infrastructure Fund to the extent necessary to limit certain operating expenses of the Infrastructure Fund pursuant to the terms of that agreement. Please refer to the section of the Proxy Statement/Prospectus entitled “Information about the Funds – Fees and Expenses” for additional information regarding the annual fund operating expenses, including the advisory fees, of the Treasury Fund and the Infrastructure Fund and the expense limitation agreement relating to the Infrastructure Fund.

Lisa N. Larkin, Esq.

Chad Eskildsen

June 23, 2020

2.	Comment: In the answer to question 6 of the Q&A, the pro forma gross expense ratios for the Infrastructure Fund are listed as 1.89% and 1.61% for Investor and Institutional share classes respectively. However, in the pro formas provided at the end of the Statement of Additional Information, the gross expense ratios for the same share classes are listed as 1.83% and 1.55% respectively. Please reconcile.

Response: The answer to question 6 has been revised to reflect that the pro forma gross expense ratios of the Investor Class and Institutional Class of the Infrastructure Fund are expected to be 1.83% and 1.55%. Please see the Registrant’s response to Comment 1 above.

3.	Comment: Please disclose specifically, at the beginning of the answer to question 6 of the Q&A, that the expense ratios for the Infrastructure Fund are expected to be higher than the corresponding expense ratios for the Treasury Fund after the Reorganization.

Response: The disclosure has been revised as requested. Please see the Registrant’s response to Comment 1 above.

4.	Comment: In the pro forma schedule of investments, please disclosure which Treasury Fund holdings will be sold prior to the Reorganization.

Response: Footnote (e) has been added to the pro forma schedule of investments table, which “Denotes securities that would need to be sold in connection with the Reorganization for purposes of complying with the Infrastructure Fund’s investment guidelines and restrictions.”

Lisa N. Larkin, Esq.

Chad Eskildsen

June 23, 2020

5.	Comment: Please disclosure in the notes to the financial statements that the Reorganization will be a taxable merger and disclose the estimated expenses of the Reorganization and who will be paying those expenses.

Response: The following paragraph has been added to Note 1 to the financial statements:

The Reorganization contemplated is not expected to qualify as a tax-free “reorganization” under the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. Consequently, the Treasury Fund will recognize gain or loss, if any, from the transfer of its assets to the Infrastructure Fund. However, based on the current fair market value of its holdings as well the realized losses by the Treasury in the current fiscal and calendar year, the Treasury Fund does not expect to realize net taxable gains as a result of this transfer, although there can be no assurance that this will be the case. The Infrastructure Fund will not recognize any gain or loss upon the transfer of the Treasury Fund’s assets to the Infrastructure Fund in exchange solely for Infrastructure Fund shares and the Infrastructure Fund’s assumption of the Treasury Fund’s liabilities. The Infrastructure Fund’s tax basis in each asset of the Treasury Fund will be equal to the fair market value of such asset at the time of the Reorganization and the Infrastructure Fund’s holding period for each asset of the Treasury Fund will begin anew with the Reorganization. A shareholder of the Treasury Fund will recognize capital gain or capital loss for U.S. federal income tax purposes on the exchange of shares in the Treasury Fund for shares in the Infrastructure Fund in an amount equal to the excess of (x) the value of the Infrastructure Fund shares received in the Reorganization and (y) the shareholder’s adjusted tax basis for U.S. federal income tax purposes in his or her Treasury Fund shares immediately prior to the Reorganization.

The following disclosure has been added as new Note 7 to the financial statements:

The costs of the Reorganization will be borne by the Adviser. The costs associated with the Reorganization will not have an effect on the net asset value per share of either Fund. The costs associated with the Reorganization are expected to be approximately $110,000.

6.	Comment: Please confirm that the Reorganization is complying with the conditions of Rule 17a-8.

Response: The Registrant confirms that the Reorganization is in compliance with all applicable conditions of Rule 17a-8.

Lisa N. Larkin, Esq.

Chad Eskildsen

June 23, 2020

7.	Comment: In the answer to question 2 in the Q&A section, please revise in plain English the following disclosure “…the comparatively higher, as of March 31, 2020, underlying yield and SEC yield of the Infrastructure Fund compared to that of the Treasury Fund….”

Response: The answer to question 2 has been revised as follows:

Based on its consideration of, among other factors, prevailing market conditions, and investor expectations affecting the Treasury Fund, Centre concluded that the Reorganization would be in the best interests of the Treasury Fund and its shareholders. As discussed in greater detail in the Proxy Statement/Prospectus, Centre’s conclusion was based on its determination that, among other things: (i) attractive levels of current income no longer exist in the Treasury Fund’s primary investment universe and the Treasury Fund is faced with an inability to meet its Investment Objective of providing current income ; (ii) impaired potential for capital appreciation and risk of increased volatility of Treasury securities as low interest rates, higher volatility due to greater interest rate sensitivity (at such low rates), and yield curve flattening resulting from Federal Reserve quantitative easing policies will, in the Adviser’s opinion, result in the impairment of the ability of the Treasury Fund to generate capital appreciation, a component of the Treasury Fund’s Investment Objective, from investment into intermediate-term Treasury securities, the type of assets in which the Treasury Fund principally invests (iii) the Treasury Fund has not grown in recent years and has not achieved economies of scale; (iv) compared to the Treasury Fund, the Infrastructure Fund has greater opportunity for growth, economies of scale and lower expense ratios over the long-term; (v) the comparatively higher~~, as of March 31, 2020, underlying yield and SEC~~ yield of the Infrastructure Fund compared to that of the Treasury Fund, and the tax treatment of the qualified dividends distributed by the Infrastructure Fund will benefit Treasury Fund shareholders; (vi) the Reorganization would serve the best interests of the Treasury Fund and its shareholders than would other alternatives for the Treasury Fund; and (vii) the Reorganization would not result in a dilution of Treasury Fund shareholders’ interests. Centre presented to, and discussed with, the Board the Adviser’s rationale, including the aforementioned factors, in recommending the Reorganization.

8.	Comment: In the answer to question 2 in the Q&A section, please state what alternatives other than reorganization were contemplated for the Treasury Fund and explain why the Centre Fund’s Board of Trustees concluded that a reorganization was the best option.

Response: The second paragraph of the answer to question 2 has been revised as follows (red text indicates additional disclosure added):

The Board considered potential alternatives in lieu of the Reorganization, including potential liquidation of the Treasury Fund. The Board determined that liquidation was not in the best interest of Treasury Fund shareholders and that proceeding with the Reorganization as proposed by the Adviser would allow shareholders to continue their relationship with the Adviser in an alternative investment strategy. The Board considered that Treasury Fund shareholders would have the option to redeem their shares at any time, including prior to the close of Reorganization. Following careful analysis and consideration of a variety of factors discussed in the Proxy Statement/Prospectus, the Board, including a majority of the Trustees who are not “interested persons” (as defined by the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Trust or any of its series, including the Funds (the “Independent Trustees”), unanimously approved the Plan providing for the Reorganization after concluding that the Reorganization is advisable and in the best interests of the Treasury Fund and its shareholders. The Board also voted to recommend that you vote “FOR” the Plan. Please refer to the sections of the Proxy Statement/Prospectus entitled “The Proposed Plan and Reorganization - Reasons for the Reorganization Considered by the Board” for additional information about the consideration of the Trustees in approving the Plan providing for the Reorganization, and recommending that the Plan be approved by the Treasury Fund’s shareholders.

Lisa N. Larkin, Esq.

Chad Eskildsen

June 23, 2020

9.	Comment: In the answer to question 3 in the Q&A section, please move the third paragraph to the beginning of the answer and further elaborate on the differences between the Treasury Fund and the Infrastructure Fund.

Response: The answer to question 3 has been revised as follows:

If Treasury Fund shareholders approve the Plan, Investor Class shareholders of the Treasury Fund will become Investor Class shareholders of the Infrastructure Fund, and Institutional Class shareholders of the Treasury Fund will become Institutional Class shareholders of the Infrastructure Fund. Immediately after the Reorganization, each Treasury Fund shareholder will hold shares of the Infrastructure Fund having an aggregate value equal to the aggregate value of the shareholder’s Treasury Fund shares. The Infrastructure Fund is expected to be the accounting survivor.

The Treasury Fund has a similar investment objective to the Infrastructure Fund, but the investment strategies of the two Funds are different. Additional information regarding the respective investment objectives, principal investment strategies and policies of each of the Treasury Fund and the Infrastructure Fund appears in Appendix B to this Proxy Statement/Prospectus.

Lisa N. Larkin, Esq.

Chad Eskildsen

June 23, 2020

There would be no change in investment adviser or other service providers as a result of the Reorganization; Centre serves as the investment adviser of each Fund, and the Funds share the same transfer agent, administrator, fund accountant, distributor, custodian and independent registered public accounting firm. As each Fund is a series of the Trust, the Funds share the same Trustees, officers and organizational structure.

Both Funds generally expect to pay distributions from net income, if any, on a monthly basis. Please refer to the section of the Proxy Statement/Prospectus entitled “Information about the Funds” for additional information about the investment objectives, strategies, policies and risks of the Funds. Other differences between the Funds are also discussed in other sections of the Proxy Statement/Prospectus. Please review the Proxy Statement/Prospectus carefully.

10.	Comment: In the answer to question 6 in the Q&A section, please clarify that the expenses of the Infrastructure are higher than those of the Treasury Fund and state that potential for improved performance may not outweigh the increased expenses.

Response: Please see the Registrant’s response to Comment 1 above.

11.	Comment: Please move questions 6 and 7, and each question’s subsequent answer, higher in the order of the Q&A section so that they appear as questions 4 and 5 instead.

Response: The Registrant has revised the Q&A section so that former questions 6 and 7 now appear as questions 4 and 5. Please note that the references to specific questions and subsequent answers for purposes of this response letter still refer to the original numbering of the questions as they appeared in the N-14 filed on May 27, 2020.

12.	Comment: In the answer to question 8 in the Q&A section, please clarify whether the waiver of sales loads and commissions extended to Treasury Fund shareholders converting their shares to Infrastructure Fund shares as a result of the Reorganization will apply indefinitely or only for some specified time period.

Response: The answer to question 8 has been revised, in part, as follows (red text indicates additional disclosure added):

The shares of the Infrastructure Fund received by Treasury Fund shareholders in the Reorganization will not be subject to any minimum investment amount limitations, front-end sales charges, contingent deferred sales charges or exchange fees. However, the Infrastructure Fund imposes a redemption fee of 2.00% on Fund shares that are sold or exchanged within 90 days after shares were purchased or exchanged. Any additional purchase of shares of the Infrastructure Fund after the close of the Reorganization will be subject to all applicable front-end sales charges, contingent deferred sales charges or exchange fees. If you hold shares of the Treasury Fund through a financial intermediary, your financial intermediary may charge you processing or other fees in connection with voting shares in the Reorganization.

Lisa N. Larkin, Esq.

Chad Eskildsen

June 23, 2020

13.	Comment: Please confirm that the Registrant has complied with all FAST Act requirements in the N-14, including adding a hyperlink to all exhibits and any other information incorporated by reference.

Response: The Registrant has complied with the FAST Act with respect to all exhibits and has added appropriate hyperlinks to all information incorporated by reference.

14.	Comment: On page 2 of the prospectus, under the heading, “Small Asset Size of the Treasury Fund and Lack of Asset Growth”, please revise in plain English the following disclosure, “…first mover-type advantage position in the market….”

Response: The sentence in question has been revised as follows: “In addition, ~~because there are currently few infrastructure funds,~~ Centre believes that the Acquiring Fund has a competitive~~, first-mover type~~ advantage position in the market due to its early adoption of an investment strategy focused on infrastructure securities and may be attractive to broker-dealers and RIA firms.”

15.	Comment: On page 3 of the prospectus, under the heading, “Infrastructure Project Growth”, please revise the following disclosure for clarify, “In other words, Treasury Fund shareholders would have been subject to expenses and benefit from Purchase & Sale conditions (e.g., Minimum Initial Investment Amount for Institutional Class Shares) that current Infrastructure Fund shareholders are not.”

Response: The disclosure in question has been removed.

16.	Comment: On page 3 of the prospectus, under the heading, “Infrastructure Project Growth”, please revise in plain English the term “downside protection”.

Response: The disclosure in question has been revised as follows (red text indicates additional disclosure added):

Infrastructure has historically offered equity-like returns, but with lower volatility and greater protection against a decrease in the value of a shareholder’s investment ~~downside protection~~ relative to broad, non-sector specific global equity indexes and, in an era of strained government budgets, Centre expects that many governmentally sponsored or desired infrastructure spending plans (e.g., 5G wireless networks) will turn to the private sector to finance, own and operate infrastructure assets, expanding the pool of investment opportunities.

Lisa N. Larkin, Esq.

Chad Eskildsen

June 23, 2020

17.	Comment: On page 12 of the prospectus, under the heading “Principal Risk Factors of the Funds”, please revise the first paragraph of this section so that all differences of the Funds are explained rather than just providing one example.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that the example is intended to highlight important differences between the risk factors of the two Funds and that a full disclosure of the differences between the risks of the two Funds immediately follows the disclosure in question.

18.	Comment: Please confirm that the fee tables included in the prospectus comply with all requirements of Item 3 of Form N-1A.

Response: The Registrant confirms that the fee tables included in the prospectus comply with all applicable requirements of Item 3 of Form N-1A.

19.	Comment: Please revise the heading, “1. Reasons for the Reorganization”, on page 22 of the prospectus to read, “1. Adviser’s Reasons for the Reorganization.”

Response: The heading has been revised as requested.

20.	Comment: In the disclosure on page 24 of the prospectus, under heading “Alternatives to the Reorganization”, please address why the Centre Fund’s Board of Trustees determined not to liquidate the Treasury Fund.

Response: Please see the Registrant’s response to Comment 8 above.

21.	Comment: Please include the required disclosure of Item 8(a) of Form N-14 with respect to Mr. Abate’s material interest in the Reorganization.

Response: The Registrant agrees that as an affiliate of the Registrant, Mr. Abate is potentially subject to the disclosure requirement of Item 8(a). However, Mr. Abate’s interest in the transaction is indirect at best and any benefit is speculative. The Registrant notes that if the Reorganization were completed at the recent size of the Treasury Fund (making the optimistic assumption that the proposed Reorganization will not result in a wave of shareholder redemptions), there would likely be a modest increase in the after-waiver net management fees earned by the Adviser. However, the Adviser is also bearing the Reorganization costs which could (or will likely) exceed any net fee increase flowing to the Adviser. Furthermore, as a mere 25% minority owner of the Adviser, Mr. Abate’s portion of any net benefit is only in proportion to his ownership. Based upon the speculative nature of any benefit and the remoteness of any benefit from the transaction, the Registrant does not believe that any potential benefit to Mr. Abate is material, nor of the nature that Item 8(a) is intended to elicit. Furthermore, the Registrant believes this view is consistent with industry practice.

Lisa N. Larkin, Esq.

Chad Eskildsen

June 23, 2020

22.	Comment: The disclosure on pages 26 and 27 under the heading, “Reasons for the Reorganization” appear to be repeat of the information disclosed beginning on page 22 under the heading, “1. Reasons for the Reorganization”. Please either delete the repetitive disclosure or explain why it is appropriate to include.

Response: The Registrant has revised the disclosure in question to remove the duplicative disclosure related to the Adviser’s reasons for the reorganization.

23.	Comment: On page 28 of the prospectus, please reconcile the disclosure with respect to the Board’s deliberations regarding the Reorganization under the heading, “Investment Objectives, Strategies, Policies, Risks, Restrictions and Portfolio Holdings” with the list of bullet points disclosed on page 25. That is, please ensure that the disclosures found in the bullet points are adequately addressed in the disclosure beginning on page 28.

Response: Please see the Registrant’s response to Comment 22 above. Additionally, the Registrant notes that “Investment Objectives, Strategies, Policies, Risks, Restrictions and Portfolio Holdings” is a sub-heading under the section “Board Consideration of the Reorganization”. All disclosure within this section, including the disclosure found under the sub-heading, represents a fulsome discussion of the Board’s deliberations with respect to the Reorganization.

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Should you have any questions concerning this response, please contact me at my office at (614) 469-3345.

Sincerely,

/s/ Joshua J. Hinderliter

Joshua J. Hinderliter

cc:	JoAnn Strasser,

James Abate